EXHIBIT 11.1

INSIDER TRADING POLICY

I.Purpose of this Policy

Materialise NV (“Materialise” or the “Company”) has adopted this Insider Trading Policy (this “Policy”) to ensure that any person employed or engaged by the Company, including members of the Board of Directors of Materialise (the “Board”), other PDMRs (as defined below), employees, consultants/private entrepreneurs and contractors and (other) temporary staff within all of Materialise's operations (all such persons, collectively, “Employees”), including the operations of its subsidiaries (the Company, together with its subsidiaries, the “Materialise Group”), do not abuse, nor place themselves under suspicion of abusing, and maintain the confidentiality of, Inside Information (as defined below) that they may have or be thought to have. This Policy is designed to protect and further Materialise's reputation for integrity and ethical conduct.

References in this Policy to members of the Board, members of the Company’s Executive Committee (the “Executive Committee”) and other members of the Company’s senior management include, in the case of any entity, both the entity and the natural person who represents such entity in its capacity as a member of the Board, Executive Committee or senior management, as applicable.

This Policy sets out minimum standards to be followed in any event. Nevertheless, in addition to this Policy, Covered Persons (as defined below) are subject to European and U.S. regulations and national laws. It should be noted that this Policy does not attempt to replace these regulations and laws which apply in addition to the present Policy.

Furthermore, more extensive restrictions may be provided for in existing or subsequent arrangements to which Covered Persons are party or subject such as (i) lock-up agreements or (ii) the terms of any restricted or performance stock unit, stock option, subscription right or share purchase plan. Such restrictions apply in addition to this Policy.

The ultimate responsibility for complying with securities laws, adhering to this Policy and avoiding improper Dealings (as defined below) rests with you. It is imperative that you use your best judgment and that you ask questions where you are uncertain how to handle a particular situation.

II.Sanctions

Breaches of this Policy can lead to fines and/or imprisonment under applicable European and U.S. laws. It can also result in disciplinary or other actions, including termination of employment/engagement and/or other severe penalties, including professional ban. You could also seriously harm the reputation of the Company.

The Company has full discretion to determine if this Policy has been breached based on the information available to it. The Company reserves the right to impose any sanctions that it is allowed to impose following applicable law or the terms of employment or service of the relevant Employee. These sanctions could include the termination of employment or service. If applicable law contains a stricter rule, restriction or obligation than a provision of this Policy, such stricter rule, restriction or obligation will apply.

You should be aware that the surveillance techniques of the stock markets, the U.S. Financial Industry Regulatory Authority (“FINRA”) and the Belgian Financial Services and Markets Authority (“FSMA”) are sophisticated, and the chance that authorities will detect and prosecute even a small violation is significant.

The Company may also inform the FSMA, FINRA, the United States Securities and Exchange Commission (“SEC”) and any other authorities of its findings. The Company will actively cooperate with the FSMA, FINRA, the SEC and any other relevant authorities in investigating any (alleged) breach of applicable laws.

III.Scope and Applicability

A.Covered Persons. Sections I through VII of this Policy apply to all Employees. This Policy also applies to PCAs (as defined below) of Employees. All persons covered by this Policy are referred to as “Covered Persons.” Covered Persons seeking to adopt a “Rule 10b5-1 Plan” or a “non-Rule 10b5-1 trading arrangement” must also comply with Section XI below.

If your employment or engagement is terminated during a trading blackout period, you will continue to be subject to this Policy until the end of the current trading blackout period.

If your employment or engagement is terminated outside a trading blackout period, you will no longer be subject to this Policy, unless:

1.you still possess Inside Information; or

2.you are informed by the Compliance Officer in case of an exceptional situation.

B.Restricted Persons. Sections VIII through X of this Policy impose additional obligations and restrictions on individuals who are designated in this Policy or in writing by the Compliance Officer (as defined below) as “Restricted Persons.” Restricted Persons include:

1.Members of the Board;

2.Members of the Executive Committee;

3.Other members of the Company’s senior management;

4.Members of the Accounting Department;

5.Members of the Finance Department;

6.The Executive Assistants of any of the persons listed above;

7.PCAs of any of the persons listed above; and

8.Any other individual whom the Compliance Officer may designate as a “Restricted Person” because he or she has, or may have, access to Inside Information (as defined below) concerning the Company (as determined in the sole discretion of the Compliance Officer).

Any person designated as a Restricted Person by title or by express designation by the Compliance Officer must comply with this Policy as a Restricted Person until notified otherwise in writing by the Compliance Officer.

C.Covered Securities and Dealings. This Policy applies to all transactions in (i) the Company's equity securities, including the American Depositary Shares (“ADSs”) representing ordinary shares of the Company, any other type of securities that are convertible into, exchangeable for or exercisable for ordinary shares, such as convertible debentures, warrants, and other derivative securities, debt instruments and other securities equivalent to shares, debt instruments, and depositary receipts in respect of shares, as well as (ii) any securities the price or value of which depends on or has an effect on the price or value of a security referred to under (i), or any derivatives or other financial instruments in the broadest sense linked to the securities referred to under (i) (“Securities”). This Policy applies to direct or indirect, conditional or unconditional transactions relating to Company Securities in the broadest sense, including sales, purchases, gifts, exchanges, pledges or granting any security on Securities, accepting, buying or writing options, hedges, puts, calls, exercising or discharging options, converting convertible bonds, entering into or exercise of equity swaps, entering into a contract for difference, and short sales, subscribing to Securities, borrowing and lending, using Securities in any margin account, pledging Company securities as collateral for a loan, any other transactions in or related to derivatives, including cash-settled transactions, and any other transaction that purports to transfer the economic consequences of ownership, as well as cancelling or amending an order or transaction in Securities (whether for a person’s own account or for the account of a third party), and any agreement or attempt thereto (“Deal” or “Dealings”).

This Policy applies to all investment decisions you make regarding Company Securities. For example, if you have the power to direct the purchase or sale of Company Securities by virtue of your position as a director or officer of a corporation or non-profit organization, as a general partner of a partnership, as a managing member of a limited liability company, or as a trustee of a trust or executor of an estate, then all Dealing in Company Securities made on behalf of the corporation, organization, partnership, limited liability company, trust or estate are covered by this Policy.

Applicable legislation also prohibits trading in Securities of another company if you learn Inside Information about that company in the course of your employment, engagement or association with the Materialise Group, which falls outside the scope of this Policy.

D.Delivery of the Policy; Certifications. This Policy will be made available to all Employees upon its adoption, and any material amendment to it, by the Company, and to all new Employees, at the commencement of their employment, engagement or association with the Materialise Group. All Employees must certify their understanding of, and promise to comply with, this Policy. A copy of the certification that all Employees must sign is attached hereto as Exhibit A. A copy of the executed certification shall be sent to the Compliance Officer or his/her designee. (See Section VI below.)

IV.Certain Definitions

A.Inside Information.

Information that either constitutes material non-public information or inside information as described below.

1.Material non-public information.

A fact is considered material if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to Deal in Company Securities or if disclosure of the information would be expected to significantly alter the total mix of the information in the marketplace about the Company. Material information can reflect either good or bad news and is not limited to financial information. While it is impossible to list all types of information that might be deemed material under particular circumstances, information dealing with the following subjects affecting the Company could generally be considered material:

•projections of future earnings, losses or liquidity position;

•anticipated or actual Company financial results for a quarter and/or year;

•news on a potential take-over or sell-down;

•news of a pending or proposed joint venture, merger or acquisition;

•news of a significant sale, disposition or write-downs of assets;

•news of significant contracts, strategic partners, licensors, suppliers, customers or the loss of any of the foregoing;

•news of development of new business lines or (geographical) markets or discontinuation of business lines or (geographical) markets;

•changes in dividend policies or amounts, recapitalizations or share splits;

•offerings of securities or other financing developments;

•repurchases of securities;

•changes or proposed changes in senior management or other major personnel changes, labor disputes or negotiations;

•regulatory developments for new or existing products, discontinuation of products, or significant production stoppage; and

•announcements of significant litigation or government investigations, including any change in status or the resolution thereof.

Information is non-public if it has not been widely disclosed to the general public through major newswire services, national news services, financial news services, filings with the SEC, or other method that has been determined by the SEC to be compliant with applicable rules and regulations.

2.Inside information.

Information of a precise nature, which has not been made public, relating, directly or indirectly, to the Company or to Company Securities, and which, if it were made public, would be likely to have a significant effect on the prices of Company Securities or on the price of related derivative financial instruments.

Of a precise nature means if it indicates a set of circumstances that exists or that may reasonably be expected to come into existence, or an event which has occurred or which may reasonably be expected to occur, where it is specific enough to enable a conclusion to be drawn as to the possible effect of that set of circumstances or event on the price of the Company Securities.

Information is likely to have a significant effect on price if it is information that a reasonable investor would be likely to use as part of the basis of their investment decisions.

Has not been made public means that it has not yet been disclosed, by Materialise or through a third party, to the public, as wide as possible and on a non-discriminatory basis, through major newswire services, national news services and financial news services, potentially combined with other publication methods (e.g., publication on Materialise’s website). A filing with the SEC is not automatically deemed public in Belgium.

For purposes of this Policy, information will be considered public (i.e., no longer non-public) after the close of trading on the full trading day on Euronext Brussels or Nasdaq, whichever is later, following the Company's public release of the information on both markets.

For example, if information is released pre-market on Euronext Brussels, the trading blackout period would end at the close of trading on Nasdaq.

B.Market Manipulation.

1.Behavior which gives or is likely to give false or misleading signals as to the supply of, demand for, or price of, Company Securities, or secures or is likely to secure the price of Company Securities at an abnormal or artificial level;

2.Behavior which affects or is likely to affect the price of one or several Company Securities, which employs a fictitious device or any other form of deception or contrivance;

3.Disseminating information through the media, including the internet or by any other means which gives, or is likely to give, false or misleading signals as to the supply of, demand for, or price of, a Security of the Company, or secures or is likely to secure the price of Company Securities at an abnormal or artificial level, including the dissemination of rumors, where the person who made the dissemination knew, or ought to have known, that the information was false or misleading; or

4.Transmitting false or misleading information or providing false or misleading inputs in relation to a benchmark (as defined in Regulation (EU) 596/2014 on market abuse (“MAR”)) where the person knew, or ought to have known that it was false or misleading, or any other behavior which manipulates the calculation of a benchmark.

C.PCA. A person closely associated with a relevant person, who is any of the following:

1.a spouse or a partner considered to be equivalent to a spouse in accordance with national law;

2.a dependent child, in accordance with national law;

3.a relative who has shared the same household for at least one year on the date of the Dealing concerned; or

4.a legal person, trust or partnership, the managerial responsibilities of which are discharged by a PDMR or by a person referred to in point (i), (ii) or (iii) above; or which is directly or indirectly controlled by such a person; or which is set up for the benefit of such a person; or the economic interests of which are substantially equivalent to those of such a person.

D.PDMR. A person discharging managerial responsibilities within the Company, who is either:

1.a Board member; or

2.a senior executive who is not a Board member, who has regular access to Inside Information and power to take managerial decisions affecting the future developments and business prospects of the Company.

V.Prohibited Activities

A.Prohibitions. Except for limited exceptions described below, the following activities are prohibited under this Policy:

1.Dealing in Securities on the basis of Inside Information is illegal. You are not allowed to Deal in the Company Securities if you are in possession of Inside Information about the Company.

Please bear in mind that (i) the acceptance or exercise of share options or subscription rights, either on a cash-for-share or share-for-share basis, (ii) cancelling or amending an order for the Company Securities, or (iii) any attempt to Deal or take part in any arrangement that leads to Dealing in Company Securities, is also prohibited while in possession of Inside Information.

2.If you are in possession of Inside Information, you must keep such Inside Information confidential and restrict access to it.

You may not disclose Inside Information to anyone else, except where the disclosure is made strictly in connection with the normal exercise of your employment or engagement and relevant duties. If disclosure of Inside Information is required to perform your duties, it may only be shared on a need-to-know basis and must be limited to the information such person needs to perform their employment function or obligations. Any disclosure outside the Company must comply with the applicable specific disclosure or communication procedures (for instance subject to a non-disclosure agreement or confidentiality agreement), or, if no such procedure applies, with the prior approval of the Compliance Officer.

Also, if you receive a recommendation or inducement about the Company to engage in insider Dealing and you share this with another person, this will also qualify as unlawful disclosure of Inside Information, if you knew or ought to have known that the recommendation or inducement was based on Inside Information.

Lastly, you must inform the Compliance Officer if you believe that there has been a leak of Inside Information, whether intentional or not.

3.You are prohibited from recommending or inducing any person to Deal in Company Securities when you possess Inside Information.

4.You must not engage or attempt to engage in Market Manipulation.

You must not (i) take part in any arrangement that leads to Market Manipulation, nor (ii) encourage any other persons to engage in one of the abovementioned actions.

5.No Covered Person may purchase Company Securities on margin, hold Company Securities in a margin account, or otherwise pledge Company Securities as collateral for a loan because, in the event of a margin call or default on the loan, the broker or lender could sell the Company Securities at a time when the Covered Person is in possession of Inside Information, resulting in liability for insider trading. The Compliance Officer may make exceptions to this prohibition on a case-by-case basis.

6.Short-term and speculative Dealing in Company Securities, as well as hedging and other derivative transactions involving Company Securities, can create the appearance of impropriety and may become the subject of an FSMA, SEC or FINRA investigation, particularly if the Dealing occurs before a Company announcement of information that was previously Inside Information, or is followed by unusual activity or price changes in Company Securities (even if such price changes are unrelated to the Dealing). These types of Dealings can also result in inadvertent violations of insider trading laws. Therefore, it is the Company's policy to prohibit the following activities, even if you are not in possession of Inside Information:

(a)No Covered Person may trade in any interest or position relating to the future price of Company Securities, such as put or call options or other derivative securities, or enter into any short sale of Company Securities.

(b)No Covered Person may hedge the value of Company Securities. A “hedge” is a transaction designed to offset or reduce the risk of a decline in the market value of an equity security, and can include, but is not limited to, prepaid variable forward contracts, equity swaps, collars and exchange funds.

(c)Covered Persons may not trade in Securities of the Company on an active basis, including short-term speculation.

B.Exceptions to Prohibited Activities. Prohibitions in Dealing in securities under this Policy do not include:

1.Company Securities purchased or sold under a Rule 10b5-1 Plan that has been approved in advance by the Compliance Officer (see Section XI below).

2.Company Securities purchased or sold under a non-Rule 10b5-1 trading arrangement that has been approved in advance by the Compliance Officer (see Section XI below).

C.Reporting and whistleblowing procedure.

If you become aware of an actual or potential violation of this Policy, the rules summarized in this Policy or any other applicable laws, you should contact the Compliance Officer. If there is an inquiry by the Compliance Officer, you must provide all reasonably required assistance to the Compliance Officer.

Belgian law provides for a whistleblowing procedure according to which you may report, in good faith and anonymously directly to the FSMA any actual or potential violations of the market abuse rules set out in this Policy or applicable laws. Such procedures provide for legal protection against retaliation, discrimination and other forms of unfair treatment or adverse action as a result of, or in connection with, reporting of an actual or potential violation, such as unfair dismissal or unilateral amendment of your employment conditions.

In some cases, U.S. federal, state and/or local laws provide for whistleblowing procedures according to which you may report certain actual or potential violations of this Policy, U.S. insider trading laws or other applicable laws. For example, to further facilitate the regulation of insider trading, the U.S. Congress has instituted a whistleblower program and has given the SEC discretion to award informants a bounty of up to 30% of the penalties recovered from persons guilty of insider trading.

D.Privacy

All information that is communicated to the Company and/or the Compliance Officer in the context of this Policy and that constitutes personal data shall be treated in accordance with the applicable privacy and data protection laws. The purpose of the processing personal data shall be to enable the Company to comply with its legal obligations under the applicable insider trading laws and to fulfil its legitimate interest to ensure compliance by the Employees and their PCAs with the applicable insider trading laws. The personal data shall be kept for a period of five years from its processing, but may be kept for a longer period in exceptional circumstances (e.g., in case of legal claims or enquiries by the competent authorities). The Company may share such personal data with the competent authorities to comply with applicable law or if it is in the legitimate interest of the Company. The persons on Insider Lists, Sensitive Lists or PDMR / PCA lists have access to their personal information and have the right (and obligation) to correct errors by contacting the Compliance Officer.

VI.Company Compliance Officer

Any Covered Person who is unsure whether the information he or she possesses constitutes material nonpublic information, or whether a specific Dealing is covered by this Policy, should consult with the Compliance Officer for guidance. The Company has designated Materialise's

Chief Legal Officer as its Compliance Officer. The Compliance Officer may designate one or more individuals to perform the Compliance Officer's duties. The determinations of the Compliance Officer under this Policy are final.

The duties of the Compliance Officer or his/her designee include the following:

1.Administering and interpreting this Policy and monitoring and enforcing compliance with all its provisions and procedures.

2.Responding to all inquiries relating to this Policy and its procedures.

3.Designating and announcing special trading blackout periods during which Restricted Persons may not trade in Company Securities.

4.Annually providing (or supervising the provision of) copies of this Policy and other appropriate materials to all current Covered Persons.

5.Revising this Policy (with the assistance of outside legal counsel as necessary) to reflect changes in applicable federal or state insider trading laws and regulations.

6.Maintaining records of all documents required by the provisions of this Policy.

7.Communicating with the FSMA in relation to the topics dealt with in this Policy.

You should obtain legal advice if you think required or appropriate. The Company’s lawyers do not represent you or your PCA personally.

VII.Confidentiality of Information Relating to the Company

A.Access to Information. Risk of insider trading violations by individuals affiliated with the Company can be substantially limited by restricting the pool of individuals with access to Inside Information to the greatest extent possible. Access to Inside Information about the Materialise Group (including information about its affiliates, and other companies with which the Company does, or may do, business) should be limited to Employees on a need-to-know basis. In addition, such information should not be communicated to anyone outside of the Materialise Group, unless such person has signed an appropriate confidentiality agreement prior to dissemination of the information. When communication of Inside Information about the Company to Employees becomes necessary, all Employees must take care to emphasize the need for confidential treatment of such information and adherence to the Company's policies with regard to confidential information.

B.Disclosure of Information. Inside Information about the Company is the property of Materialise and the confidentiality of this information must be strictly maintained. Only the Company's senior management, as such are determined from time to time by the Board, are authorized to disclose Inside Information about the Company to the public, members of the investment community or shareholders, unless one of these members of senior management has expressly authorized disclosure by another Employee in advance. All inquiries regarding the Company should be directed to the Chief Executive Officer, Chairman, Chief Financial Officer or Chief Legal Officer and no other comment should be provided.

VIII.Pre-Clearance Required for Trading by Restricted Persons

All Restricted Persons must pre-clear planned Dealings in Company Securities as provided below:

1.The Restricted Person proposing to effectuate a Dealing in Company Securities must notify the Compliance Officer in writing of the amount and nature of the proposed Dealing prior to the proposed Dealing date.

2.The Restricted Person proposing to effectuate such Dealing must certify to the Compliance Officer in writing that he or she is not in possession of Inside Information concerning the Company or its Securities.

3.The Compliance Officer must approve the proposed Dealing in writing.

4.If the proposed Dealing is not completed within five trading days after receiving clearance, clearance for the Dealing (or any unfilled portion) must be requested again since circumstances may have changed over that time period.

5.The Compliance Officer's decision on clearance, whether approved or denied, shall be final and shall be kept confidential by the requestor.

IX.Blackout Periods Applicable to Restricted Persons

A.No Trading During Blackout Periods. No Restricted Person may Deal in Company Securities during regular blackout periods or during any special blackout periods designated by the Compliance Officer. However, even during an open trading window, you may not trade in Company Securities if you are in possession of Inside Information concerning the Company.

B.Regular Blackout Periods Defined. Restricted Persons may not trade in Company Securities during the period that begins with the day that is the fifteenth day before the end of the fiscal quarter and continues until the close of trading on the first full trading day on Euronext Brussels or Nasdaq, whichever is later, after the Company's public release of quarterly or annual financial results. Trades made pursuant to an approved Rule 10b5-1 Plan (see Section XI below) and pursuant to an exception (see Section IX.D below) are exempted from this restriction.

C.Special Blackout Periods. From time to time, the Compliance Officer may determine that trading in Company Securities is inappropriate during an otherwise open trading window due to the existence, or potential existence, of Inside Information. Accordingly, the Compliance Officer may prohibit trading at any time by announcing a special blackout period and the scope of impacted personnel. The Compliance Officer will provide written notice of any modification of the trading blackout policy or any additional prohibition on trading during the period when trading is otherwise permitted under this Policy. The existence of a special blackout period should be considered confidential information and Restricted Persons are prohibited from communicating the existence of a special blackout period to anyone who is not a Restricted Person.

1.Insider List

The Compliance Officer, on behalf of the Company, will maintain a list of persons who have access to Inside Information (the “Insider List”). The Insider List covers both Employees as well as principal contact(s) for external advisers who have access to Inside Information.

2.Sensitive List

The Compliance Officer, on behalf of the Company, will on a project-by-project basis, place certain Employees on a separate list if they received or may receive confidential and sensitive information that has a reasonable likelihood of becoming Inside Information in the near future (the “Sensitive List”). The Compliance Officer shall closely monitor the confidential and sensitive information. If the confidential information becomes Inside Information, you will be placed on the Insider List.

If you are placed on an Insider List or a Sensitive List, you must provide personal details that we require pursuant to insider trading laws. If there are any changes to your personal details, you must report these to the Compliance Officer, without delay.

In order to comply with this Policy and applicable law, the Company is responsible for processing any personal data included on an Insider List and a Sensitive List in accordance with this Policy.

D.Exceptions.

The Compliance Officer may, on a case-by-case basis, authorize Restricted Persons other than PDMRs and their PCAs to Deal in Company Securities during a trading blackout period due to financial or other hardship. Any person wanting to rely on these exceptions must first notify the Compliance Officer in writing of the circumstance of the hardship and the amount and nature of the proposed Dealing. Such person will also be required to certify to the Compliance Officer in writing no earlier than two trading days prior to the proposed Dealing that he or she is not in possession of Inside Information. Upon authorization from the Compliance Officer, the person may Deal, although such person will be responsible for ensuring that any such trade complies in all other respects with this Policy.

In the case of PDMRs, under the following exceptional circumstances, you and your PCAs may be allowed to Deal during a regular trading blackout period if all of the following conditions are satisfied:

1.you are not in possession of Inside Information;

2.you are not placed on the Insider List or any Sensitive List; and

3.one of the following characteristics of the Dealing applies:

i.the Dealing is made under, or related to, an employee share or saving scheme and employees’ schemes concerning Securities, qualification or entitlement of shares and qualifications or entitlements of Securities other than shares; or

ii.it concerns a Dealing where the beneficial interest in the relevant Security does not change, or

iii.the Dealing is due to the existence of exceptional circumstances, such as severe financial difficulty, which require the immediate sale of Company Shares. A financial commitment on the part of the PDMR or PCA that cannot otherwise be satisfied may, for instance, be considered exception for these purposes if such commitment is extremely urgent, unforeseen and compelling and its cause is external to the PDMR or PCA, provided that in each case, (a) you can demonstrate that the particular Dealing cannot be executed at another moment in time other than during the trading blackout period; and (b) you have first requested clearance to Deal from the Compliance Officer by submitting a written request in the form required by the Compliance Officer.

The determination as to whether circumstances are exceptional for this purpose must be made by the persons authorized for giving a clearance. To the effect of obtaining clearance to trade during a trading blackout period in exceptional circumstances, a specific written request should be made in accordance with Section VIII. The written request shall include a description of the reasons why the envisaged Dealing cannot be executed at another moment in time than during the trading blackout period and, in the case of pressing financial commitment on the part of the PDMR or PCA, why the sale of Company Securities is the only reasonable alternative to obtain the necessary financing.

If you and your PCA are given clearance to Deal, you and your PCA must carry out the Dealings as soon as possible and in any event within five Business Days of clearance being received. The Compliance Officer may, however, set a shorter or longer period, depending on the circumstances. Clearance to Deal may lapse immediately if you come in possession of Inside Information and/or become subject to any other trading blackout period.

Even if the Compliance Officer grants permission to Deal during a trading blackout period, it does not exempt you or your PCAs from any insider trading rules, as included in this Policy.

X.Additional obligations for PDMRs and their PCAs

This Section X describes the information and regulatory notification obligations that apply to PDMRs (including Board members) and their PCAs. If you are not a PDMR, this Section X does not apply to you.

A.Information obligations for PDMRs in relation to PCAs

You must inform the Compliance Officer of all persons that qualify as your PCAs.

Furthermore, you must notify your PCAs, in writing (and must keep a copy of such notification):

1.that the relevant persons qualify as your PCAs under this Policy;

2.of their obligations under this Policy, which include the requirement to notify the Company and the FSMA of each Dealing in Company Securities on their own account, as further described in this Section; and

3.of the trading blackout periods.

It is your responsibility to ensure that your PCAs comply with their obligations under this Policy.

If there are any changes to the personal details of your PCAs, you must report these to the Compliance Officer, without delay.

B.Notification obligations with FSMA

You and your PCAs must promptly, and no later than three Business Days following the date of any Dealing in Company Securities, notify the FSMA, any other applicable regulatory authority and the Compliance Officer of such Dealings by you or your PCAs (or on your/their behalf). Please refer toSchedule 1 Schedule 1 of this Policy for a non-exhaustive list of Dealings by PDMRs that trigger a notification obligation.

Such obligation to notify the Company and the FSMA of conducted Dealings shall apply to any subsequent Dealing (whatever its size) once a total amount of EUR 20,000 has been reached within a calendar year. The threshold of EUR 20,000 shall be calculated by adding any Dealings, without netting (i.e., without setting off the value of acquisitions of Company Securities against the value of sales of Company Securities). Belgian legislation and applicable European regulations provide for public access to the information provided in this respect to the FSMA.

Please note that Dealing undertaken by persons professionally arranging or executing Dealings or by another person on behalf of a PDMR or their PCA, including where discretion is exercised by such third party, i.e. including under a Rule 10b5-1 Plan, shall also be subject to the notification obligation referred to above.

You or your PCA may request the Compliance Officer to submit the necessary notifications to the FSMA and any other applicable regulatory authority, on your behalf provided that the request is submitted to the Compliance Officer before 16:00 CET on the trading day before the intended date of the Dealing (or other event triggering the notification requirement). Where no such advance request has been made, and you nevertheless wish the Compliance Officer to make the notification on your behalf, you must inform the Compliance Officer of the Dealing no later than the close of trading on the day on which the Dealing occurs. The Compliance Officer may impose additional requirements to make sure the notification is timely and accurately made to the FSMA and any other applicable regulatory authority.

If you have requested the Compliance Officer to submit the notifications on your behalf and you have not received a response, it should not be assumed that the notification will be submitted by the Compliance Officer. You and your PCAs are ultimately responsible for making sure that notifications are timely and accurately made (including if the Compliance Officer submits it on your behalf).

XI.Rule 10b5-1 Trading Plans

Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), provides a defense from insider trading liability under Rule 10b-5 under the Exchange Act. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 trading plan for Dealings in Company Securities that meets certain conditions specified in the Rule (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, Company Securities may be purchased or sold without regard to certain insider trading restrictions.

In general, a Rule 10b5-1 Plan must be adopted in good faith and without knowledge of Inside Information at the time of adoption. Once the plan is adopted, the person must not exercise any influence over the amount of Securities to be Dealt, the price at which they are to be Dealt or the date of the Dealing, and the person who entered into the plan must have acted in good faith with respect to the plan. The plan must either specify the amount, pricing, and timing of Dealings in advance or delegate discretion on these matters to an independent third party.

In order to enter into a Rule 10b5-1 Plan pursuant to this Policy, the following requirements must be satisfied:

•The Rule 10b5-1 Plan must comply with the requirements of Rule 10b5-1 under the Exchange Act and this Policy.

•The Rule 10b5-1 Plan must be submitted to the Compliance Officer for approval and the person adopting the Rule 10b5-1 Plan must certify to the Compliance Officer in writing, prior to the date that the Rule 10b5 1 Plan is formally adopted (and shall not have withdrawn such certification prior to such adoption), that as of such date and as of the adoption date of the Rule 10b5-1 Plan, (i) such person is not and, to their knowledge, will not be, aware of Inside Information, (ii) all Dealings to be made pursuant to the Rule 10b5 1 Plan will be in accordance with applicable SEC rules, (iii) such person is adopting the Rule 10b5 1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Section 10(b) of the Exchange Act and Rule 10b-5 of the Exchange Act, and (iv) such person will act in good faith with respect to the Rule 10b5-1 Plan throughout its duration. Such person must notify the Compliance Officer promptly and withdraw the certification if any changes of circumstances prior to the adoption date of the Rule 10b5-1 Plan have or will render such certification to be inaccurate as of that time.

•The first trade under the Rule 10b5-1 Plan must not occur: (i) for directors and officers of the Company, until the later of (A) ninety (90) days after adoption of the Rule 10b5-1 Plan and (B) two (2) business days following the disclosure of the Company’s financial results in a Form 20-F or Form 6-K for the completed fiscal quarter in which the Rule 10b5-1 Plan was adopted that discloses the Company’s financial results (but not to exceed 120 days following the adoption of the Rule 10b5-1 Plan); and (ii) for persons other than directors and officers of the Company, thirty (30) days after adoption of the Rule 10b5-1 Plan, in each case, following the Compliance Officer’s approval of the Rule 10b5-1 Plan. These waiting periods are collectively referred to as the “Cooling-Off Period.”

•The Rule 10b5-1 Plan must not be a single-trade Rule 10b5-1 Plan adopted during the 12-month period immediately following the person’s adoption of another single-trade Rule 10b5-1 Plan, subject to the exceptions noted in Rule 10b5-1.

•The Rule 10b5-1 Plan must be adopted, in the case of Restricted Persons, during a trading window and not during any blackout period applicable to such persons.

•The person may have no more than one Rule 10b5-1 Plan adopted at any point in time (i.e., multiple concurrent or overlapping plans are prohibited), subject to the exceptions noted in Rule 10b5-1.

Once a person has an approved Rule 10b5-1 Plan in place, such person will need approval from the Compliance Officer to make certain changes to it. Modifying or changing the amount, price, or timing of the purchase or sale of Company Securities underlying the Rule 10b5-1 Plan (or a modification or change to a written formula or algorithm, or computer program that affects the amount, price, or timing of the purchase or sale of such Securities) (any such modification or change, a “Plan Modification”) will be deemed to be the same as terminating the existing Rule 10b5-1 Plan and entering into a new Rule 10b5-1 Plan. As a result, the approval process for a Plan Modification is the same as the approval process for initially adopting a Rule 10b5-1 Plan, including being subject to a new Cooling-Off Period.

Once a person has an approved Rule 10b5-1 Plan in place, they will need approval from the Compliance Officer to terminate it.

Persons subject to this Policy may also enter into a “non-Rule 10b5-1 trading arrangement” (as defined in Regulation S-K Item 408(c)). The approval process for a non-Rule 10b5-1 trading arrangement will be subject to the same approval process as a Rule 10b5-1 Plan except the non-Rule 10b5-1 trading arrangement is not subject to a Cooling-Off Period.

Purchases and sales made pursuant to a Rule 10b5-1 Plan must still comply with all other applicable reporting requirements under European and U.S. federal and state securities laws, including the notification obligation for PDMRs and their PCAs set out in Section X.

EXHIBIT A

CERTIFICATION

I hereby certify that:

•I have read and understand the Company's Insider Trading Policy.

•I understand that the Company's Compliance Officer is available to answer any questions I have regarding this Insider Trading Policy, or in his/her absence I should contact the Company's Chairman.

•I am aware of my legal and regulatory duties arising from the access I may have to Inside Information (including dealing restrictions in relation to the Company Securities).

•I will continue to comply with the Insider Trading Policy for as long as I am an Employee of the Company.

•I understand the sanctions attaching to insider trading, unlawful disclosure of Inside Information and market manipulation, including serious financial penalties and termination of employment, and is strictly prohibited by the Insider Trading Policy.

•I understand that I may appear on the Sensitive List and/or Insider List maintained by the Company and I consent to the disclosure of the Insider List to the FSMA upon its request.

Signature	Date

Printed Name (Please print legibly)

Title

SCHEDULE 1

NOTIFIABLE DEALINGS BY PDMRS

Dealings in Company Securities that need to be notified to the FSMA and the Compliance Officer by PDMRs under Article 19 of the MAR, include the following (including if these are done through a written mandate with a financial firm):

(a)acquisition, disposal, short sale, subscription or exchange;

(b)acceptance or exercise of a stock option, including of a stock option granted to managers or employees as part of their remuneration package, and the disposal of shares stemming from the exercise of a stock option;

(c)entering into or exercise of equity swaps;

(d)Dealings in or related to derivatives, including cash-settled Dealings;

(e)entering into a contract for difference on a financial instrument of the concerned issuer or on emission allowances or auction products based thereon;

(f)acquisition, disposal or exercise of rights, including put and call options, and subscription rights;

(g)subscription to a capital increase or debt instrument issuance;

(h)transactions in derivatives and financial instruments linked to a debt instrument of the concerned issuer, including credit default swaps;

(i)conditional transactions upon the occurrence of the conditions and actual execution of the transactions;

(j)automatic or non-automatic conversion of a financial instrument into another financial instrument, including the exchange of convertible bonds to shares;

(k)gifts and donations made or received, and inheritance received;

(l)transactions executed in index-related products, baskets and derivatives, insofar as required by Article 19 of the MAR;

(m)transactions executed in shares or units of investment funds, including alternative investment funds (AIFs) referred to in Article 1 of Directive 2011/61/EU of the European Parliament and of the Council, insofar as required by Article 19 of the MAR;

(n)transactions executed by manager of an AIF in which the PDMR or PCA with such a person has invested, insofar as required by Article 19 of the MAR;

(o)transactions executed by a third party under an individual portfolio or asset management mandate on behalf or for the benefit of a PDMR or PCA;

(p)borrowing or lending of shares or debt instruments of the issuer or derivatives or other financial instruments linked thereto;

(q)the pledging or lending of financial instruments by or on behalf of a PDMR or PCA;

(r)transactions undertaken by persons professionally arranging or executing transactions or by another person on behalf of a PDMR or PCA, including where discretion is exercised; and

(s)transactions made under a life insurance policy, defined in accordance with Directive 2009/138/EC of the European Parliament and of the Council, where:

(A)the policyholder is a PDMR or a PCA with such a person,

(B)the investment risk is borne by the policyholder, and

(C)the policyholder has the power or discretion to make investment decisions regarding specific instruments in that life insurance policy or to execute transactions regarding specific instruments for that life insurance policy.